UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 14, 2023

FINTECH ECOSYSTEM DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40914	86-2438985
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Springhouse Drive, Suite 204, Collegeville, PA	19426
(Address of principal executive offices)	(Zip Code)

(610) 226-8101

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one right and one-half of one redeemable warrant	FEXDU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	FEXD	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FEXDW	The Nasdaq Capital Market
Rights included as part of the units	FEXDR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On December 9, 2023, the Audit Committee of the Board of Directors (the “Audit Committee”) of Fintech Ecosystem Development Corp. (the “Company”), after discussion with management, determined that (i) the Company’s condensed consolidated financial statements as of June 30, 2023, and for the three and six months then ended, included in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2023 (the “Original Filing,” and the such quarterly period covered therein, the “impacted period”), should no longer be relied upon. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations, or similar communications of the Company describing the Company’s financial results contained in the Original Filing should no longer be relied upon.

The determination results from an error identified in connection with the preparation of the Company’s condensed consolidated financial statements as of June 30, 2023, and for the three and six months then ended, related to the overstatement of the formation and operating expenses. The error is related to the recording of excise taxes related to redemptions of common stock.

The Company intends to amend the Original Filing as soon as practicable. In connection with the restatement, management has re-evaluated the effectiveness of the Company’s disclosure controls and procedures. Management has concluded that the Company’s disclosure controls and procedures are ineffective at a reasonable assurance level due to a material weakness in its internal control over financial reporting. The Company is in the process of designing and implementing controls to remediate these deficiencies.

The Company’s management and the Audit Committee have discussed the matters described in this Current Report on Form 8-K with the Company’s independent registered public accounting firm, Marcum LLP.

The error in accounting for excise taxes resulted in an overstatement of formation and operating expenses for the three and six months ending June 30, 2023, by $789,396, respectively. The overstatement impacts the condensed consolidated statements of operations, statements of changes in stockholders’ deficit and statement of cash flows. It does not affect the assets or liabilities of the balance sheet. The error did not impact current income tax expense for the three and six months ending June 30, 2023.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FinTech ECOSYSTEM DEVELOPMENT Corp.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chairman and Chief Executive Officer

Date: December 14, 2023

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